Exhibit 99.7

Certification required by Rule 13a-14(b) and Section 1350 of
Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of ARC Resources Ltd. (“ARC”) on Form 40-F for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steven W. Sinclair, Senior Vice-President, Finance and Chief Financial Officer of ARC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                       The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                       The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ARC.

signed “Steven W. Sinclair”

Name: Steven W. Sinclair
Title: Senior Vice-President, Finance and Chief Financial Officer

March 28, 2011